Exhibit 99.3

                                  NEWS RELEASE

Media Contacts:            Christopher Ljungkull          Daryn Teague
                           Legal Research Center          Teague Communications
                           (800) 776-9377                 (661) 297-5292
                           crl@lrci.com                   teaguecomm@aol.com


Legal Research Center Announces Sale of
The Law Office and The CyberLaw Office for
$3 Million in Stock and Warrants

Minneapolis -- 5 October 99 -- Legal Research Center, Inc. (OTC: LRCI), the nation's leading provider of outsourced legal research and writing services, today announced that it completed the sale of The Law Office and The CyberLaw Office to Arun Dube, LRC's chairman and the chief executive officer of The CyberLaw Office.

     The two assets are Internet properties developed by LRC in 1996 and 1997. The Law Office was developed as a proprietary section of legal content for The Microsoft Network, prior to Microsoft's decision to reverse course from its strategy of developing a commercial online service to compete with AOL and other services. The CyberLaw Office was a "mirror site" that was constructed for the open standards of the Internet.

     LRC discontinued new funding for both properties in 1997 in order to refocus on its core business of outsourced legal research and writing services. LRC recently announced second quarter EBITDA of $0.12 per share and an increase in revenue of 147 percent.

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     According   to   Christopher   Ljungkull,   chief   executive   officer  of
Minneapolis-based LRC, the online assets were sold in exchange for $1.5 million in face value preferred stock in The CyberLaw Office, which is now entirely owned by Dube, and $1.5 million in convertible warrants.

     "This agreement, coupled with the revitalization of the unique TLO/CLO web sites, provides LRC with the potential for a very attractive return on an initiative in which we invested significant time and money," said Ljungkull. "The sale of our Internet assets for stock and warrants fits perfectly with our strategy of devoting all LRC resources to our core business while preserving the upside benefit of our online investments. Mr. Dube was succeeding in the profitable development of these sites when we ceased their funding. We're confident that he has the vision and talent to build a successful and dynamic operation on the excellent foundation his leadership provided."

     Mr. Dube stated that he plans to make The CyberLaw Office the framework for a legal portal that will consist of various legal services and products. As part of the strategy, he expects to announce a strategic alliance or the acquisition of a leading legal forms company in the near future. "We plan to enter into several additional key alliances with a number of legal product suppliers and legal service providers over the course of the next several months," said Dube.

     Minneapolis-based Legal Research Center (http://www.lrci.com) offers legal research and writing services to attorneys in corporate and private practice throughout the world. Founded in 1978, LRC's work products include multijurisdictional surveys, office memoranda, and formal court-ready documents such as trial and appellate briefs, prepared by a staff of highly credentialed attorneys, carefully selected for their research, analytical, writing and client-service skills. LRC's research attorneys are honors graduates who have practiced law for at least two years, and many for over 20, in major law firms and corporate law departments throughout the United States.

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